Exhibit 99.1

BeFra Appoints Raúl del Villar as Chief Financial Officer

Seasoned global finance executive brings considerable market experience to support next phase of growth

Guadalajara, Jalisco, Mexico. April 6, 2026 — Betterware de México, S.A.P.I. de C.V. (NYSE: BWMX) (“BeFra” or the “Company”), the leading direct-to-consumer company in Mexico through Betterware and Jafra, today announced the appointment of Raúl del Villar as Chief Financial Officer, effective today.

Mr. del Villar brings more than three decades of experience in senior finance roles within multinational consumer companies. He most recently served as Vice President and Corporate CFO at Grupo Axo, where he played a key role in supporting the company’s expansion across multiple countries and brands. During his tenure, he led public and international debt issuances and enhanced financial reporting standards to meet global exchange requirements.

“Raúl brings deep financial expertise and strong track record operating across complex, multi-market organizations,” said Andrés Campos, President and Chief Executive Officer of BeFra. “As we continue to progress towards becoming a larger, more global, and diverse company, his experience and leadership will be instrumental to support our current and future growth strategy.”

“BeFra has built a compelling platform with significant growth potential,” said Mr. del Villar. “I look forward to working with the team to further strengthen financial discipline and support the Company’s continued expansion.”

Earlier in his career, Mr. del Villar served as CFO and Administrative Director at Adidas Group Mexico, where he led strategic planning and financial operations. His experience also includes oversight of cross-functional areas such as legal and corporate governance, supporting disciplined growth in complex operating environments.

About Betterware

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on offering innovative products that solve specific needs related to household organization, practicality, space-saving, and hygiene. Through the acquisition of JAFRA on April 7, 2022, the Company now offers a leading brand of direct-to-consumer in the Beauty market in Mexico and the United States where it offers Fragrances, Color & Cosmetics, Skin Care, and Toiletries. The combined company possesses an asset-light business model with low capital expenditure requirements and a track record of strong profitability, double digit rates of revenue growth and free cash flow generation. Today, the Company distributes its products in Mexico and in the United States of America.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

We undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect our operations and financial performance, and the forward statements contained herein, is available in our filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

Company:

BeFra IR

iroffice@better.com.mx

+52 (33) 3836 0500 Ext. 2011

InspIR:

Barbara Cano/Ivan Peill

barbara@inspirgroup.com/Ivan@inspirgroup.com